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September 20, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler Staci Shannon Lisa Vanjoske Jennifer Riegel Daniel Greenspan
Re:	NewLink Genetics Corporation Registration Statement on Form S-1 (File No. 333-171300)

Dear Mr. Riedler, Ms. Shannon, Ms. Vanjoske, Ms. Riegel and Mr. Greenspan:

        On behalf of our client NewLink Genetics Corporation (the "Company"), by letter dated September 14, 2011 (the "Prior Response Letter"), we submitted Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on December 21, 2010 and amended by Amendment No. 1 filed with the Commission on February 28, 2011 and Amendment No. 2 ("Amendment No. 2") filed with the Commission on March 18, 2011. In the Prior Response Letter we also submitted to the staff of the Commission (the "Staff") on behalf of the Company certain supplemental disclosures in connection with Amendment No. 3.

        The Prior Response Letter included a preliminary pre-split estimated price range of between $4.77 and $5.71 per share, which was provided to the Company by Stifel Nicolaus Weisel, the representative of the underwriters participating in the Company's initial public offering, as described in the Prior Response Letter.

        To assist in the Staff's review of the Registration Statement and Amendment No. 3, and in connection with the Prior Response Letter, the Company has enclosed with this letter on a supplemental basis certain provisions of Amendment No. 3. These provisions are presented on a pro forma basis to show how the Company would propose to present such provisions if the price range described above were the price range selected by the Company and the underwriters in the offering. The supplemental disclosure included with this letter with respect to page 8 of Amendment No. 3 supercedes and replaces the corresponding page of the supplemental disclosure that was included with the Prior Response Letter.

        In addition, in order to clarify and synchronize the Company's use of the term "pro forma" in the Registration Statement and in the Notes to Consolidated Financial Statements located therein, the Company plans to include the following revisions to pages 63 and F-15 of Amendment No. 3.

        Footnotes (6) and (7) to the table on page 62 of Amendment No. 3 will be revised in their entirety to read as follows:

"(6)
Certain options approved on April 14, 2011 are not reflected in the disclosure in note 13 of the financial statements for the period ended June 30, 2011 as the measurement date had not yet occurred under GAAP. The GAAP Measurement Date will not occur until the earlier of the completion of the Company's initial public offering or December 31, 2011. The exercise price for these options will be the initial public offering price, which is assumed to be $            per share, which is the midpoint of the price range listed on the cover of this prospectus; therefore the assumed initial public offering price was used to measure the stock option award. These option grants are expected to result in the recognition of approximately $            in share-based compensation expense during the year ended December 31, 2011.

(7)
Subsequent to June 30, 2011, certain options were approved on July 29, 2011 and are not reflected in the disclosure in note 13 of the financial statements for the period ended June 30, 2011. The exercise price for these options will be the initial public offering price, which is assumed to be $            per share, which is the midpoint of the price range listed on the cover of this prospectus; therefore the assumed initial public offering price was used to measure the stock option award. These option grants are expected to result in the recognition of approximately $            in share-based compensation expense during the year ended December 31, 2011."

        Note 2(j) of the Notes to Consolidated Financial Statements on page F-15 of Amendment No. 3 will be revised in its entirety to read as follows:

"(j) Pro Forma Stockholders' Equity (Unaudited)

        In October 2010, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) to sell shares of its common stock to the public in an IPO. The Company filed an initial S-1 registration statement with the SEC on December 21, 2010. All of the Company's convertible preferred stock outstanding at June 30, 2011 will convert into                                    shares of common stock upon completion of the IPO. Pro forma equity includes the effect of this transaction as if it occurred on June 30, 2011 at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus. Pro forma net loss per share and weighted-average pro forma shares outstanding include the effect of this transaction as if it occurred on January 1, 2010."

        The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3, the Prior Response Letter or this response letter to me at (720) 566-4010 or Brent D. Fassett at (720) 566-4025.

Sincerely,

Cooley LLP

James C. T. Linfield

Enclosure

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

 Summary Financial Data

        The following tables summarize certain of our financial data. The summary statement of operations data for the years ended December 31, 2008, 2009 and 2010 are derived from our audited financial statements included elsewhere in this prospectus. The summary statement of operations data for the six months ended June 30, 2010 and 2011 and the balance sheet data as of June 30, 2011 have been derived from our unaudited interim financial statements, which are included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, consisting primarily of normal recurring adjustments, necessary to fairly present our financial position as of June 30, 2011, and the results of operations for the six months ended June 30, 2010 and 2011. Our historical results of operations and financial condition are not necessarily indicative of the results or financial condition that may be expected in the future. The summary financial data set forth below should be read together with our financial statements and related notes, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands, except per share data)			(unaudited)	(unaudited)
Statement of operations data:
Grant revenue	$633	$934	$2,079	$730	$1,141
Operating expenses:
Research and development(1)	5,790	7,578	12,666	5,696	6,975
General and administrative(1)	3,938	3,705	6,074	2,284	2,452

Total operating expenses	9,728	11,283	18,740	7,980	9,427

Loss from operations	(9,095)	(10,349)	(16,661)	(7,250)	(8,286)

Other income and expense:
Miscellaneous income	42	19	71	8	1
Interest income	213	132	75	23	8
Interest expense	(2)	(9)	(47)	(19)	(15)

Other income, net	253	142	99	12	(6)

Net loss	(8,842)	(10,207)	(16,562)	(7,238)	(8,292)
Less net loss attributable to noncontrolling interest(2)	—	233	349	151	1

Net loss attributable to NewLink	$(8,842)	$(9,974)	$(16,213)	$(7,087)	$(8,291)

Net loss per share-basic and diluted	$(1.35)	$(1.50)	$(2.30)	$(1.06)	$(1.08)

Weighted average shares outstanding—basic and diluted	6,542	6,636	7,040	6,710	7,647

Pro forma as adjusted net loss per share—basic and diluted (unaudited)			$(0.44)		$(0.22)

Weighted average pro forma as adjusted shares outstanding (unaudited)			37,125		37,733

	As of June 30, 2011
	Actual	(unaudited) Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance sheet data:
Cash, cash equivalents, and certificates of deposit	$9,800	$9,800	63,000
Working capital	3,255	3,255	57,055
Total assets	17,315	17,315	71,115
Notes payable and obligations under capital leases	7,260	7,260	7,260
Convertible preferred stock	76,302	—	—
Deficit accumulated during the development stage	(71,680)	(71,680)	(71,680)
Total (deficit) equity	$(67,845)	$7,427	61,227

(1)
Research and development and general and administrative expenses were corrected for misclassification and immaterial errors in 2008, 2009 and 2010. See note 3 in the notes to the consolidated financial statements included in this prospectus.

(2)
Further explanation is described under the caption "Noncontrolling Interest" in note 2(o) to the consolidated financial statements included in this prospectus.

        The summary pro forma and pro forma as adjusted balance sheet data above gives effect to the following transactions as if they had occurred as of June 30, 2011:

  •
  on a pro forma basis (i) the issuance of 55,238 shares of Series E preferred stock in connection with our acquisition of the minority interest in our majority owned subsidiary, BPS, which were issued on August 12, 2011 after the closing of the acquisition; (ii) the conversion of all of our outstanding convertible preferred stock into an aggregate of 18,590,926 shares of common stock, which will take place automatically upon the closing of this offering in accordance with the terms of our preferred stock; and (iii) the issuance of 44,095 shares of common stock payable as dividends on shares of Series AA preferred stock issuable as of August 31, 2011 and
  •
  on a pro forma as adjusted basis the issuance and sale of 11,450,382 shares of common stock in this offering at an assumed initial public offering price of $5.24 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale.

        A $1.00 increase (decrease) in the assumed initial public offering price of $5.24 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and certificates of deposit, additional paid-in capital, total stockholders' equity (deficit) and total capitalization by approximately $10,648,855 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The number of shares of common stock, as reflected above, that we assume will be issued upon conversion of our preferred stock is based on an assumed initial public offering price equal to $5.24, which is the midpoint of the range listed on the cover page of this prospectus. If our initial public offering price is less than $5.00 per share, after deducting underwriting discounts and commissions, shares of the Series C and Series D preferred stock will be converted into more than one share of common stock, and if our initial public offering price is less than $4.25 per share, after deducting underwriting discounts and commissions, shares of the Series BB preferred stock will be converted into more than one share of

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

        Our historical net tangible book value (deficit) as of June 30, 2011 was $(68.9) million or $(8.99) per share of our common stock. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding.

        Our pro forma net tangible book value as of June 30, 2011 was $6.4 million or $0.24 per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, divided by the total number of shares of common stock outstanding, after giving effect to the issuance of 55,238 shares of Series E preferred stock in connection with our acquisition of the minority interest in BPS, the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 18,590,926 shares of common stock upon the closing of this offering and the issuance of 44,095 shares of common stock payable as dividends on shares of Series AA preferred stock issuable as of August 31, 2011.

        After giving effect to the issuance and sale by us of 11,450,382 shares of common stock in this offering at an assumed initial public offering price of $5.24 per share, which is the midpoint of the price range listed on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of June 30, 2011 would have been $60.2 million, or $1.59 per share. This represents an immediate increase in pro forma net tangible book value per share of $1.35 to existing stockholders and immediate dilution of $3.65 in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock	$5.24
Pro forma net tangible book value per share as of June 30, 2011	0.24
Increase per share attributable to new investors	1.35
Pro forma as adjusted net tangible book value per share after this offering	1.59
Dilution per share to new investors	$3.65

        A $1.00 increase (decrease) in the assumed initial public offering price of $5.24 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value per share by approximately $0.01, our pro forma as adjusted net tangible book value per share by approximately $0.33 and dilution per share to new investors by approximately $0.67, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The number of shares of common stock, as reflected above, that we assume will be issued upon conversion of our preferred stock is based on an assumed initial public offering price equal to $5.24, which is the midpoint of the range listed on the cover page of this prospectus. If our initial public offering price is less than $5.00 per share, after deducting underwriting discounts and commissions, shares of the Series C and Series D preferred stock will be converted into more than one share of common stock, and if our initial public offering price is less than $4.25 per share, after deducting underwriting discounts and commissions, shares of the Series BB preferred stock will be converted into more than one share of common stock, in each case due to the application of antidilution adjustments with respect to the conversion prices of the preferred stock under our Restated Certificate of Incorporation. The number of shares of common stock that will be issued upon conversion of the Series E preferred Stock depends upon the initial public offering price, regardless of the specific offering price. A $1.00 increase in the assumed initial public offering price would decrease the aggregate number of shares of common stock issuable upon conversion of the Series C, D and E preferred stock from the amount set forth above by 826,188 shares; a

$1.00 decrease in the assumed initial public offering price would increase the aggregate number of shares of common stock issuable upon conversion of the Series BB, C, D and E preferred stock from the amount set forth above by 1,658,994 shares.

        If the underwriters exercise their over-allotment option, the pro forma as adjusted net tangible book value will increase to $1.74 per share, representing an immediate increase to existing stockholders of $1.50 per share and an immediate dilution of $3.50 per share to new investors. If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

        The following table summarizes, on the pro forma as adjusted basis described above as of June 30, 2011, the difference between the number of shares of common stock purchased from us, the total effective cash consideration paid to us and the average price per share paid to us by our existing stockholders and by investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $5.24 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	26,297,243	70%	$79,872	57%	$3.04
New investors	11,450,382	30	60,000	43	$5.24

Total	37,747,625	100%	$139,872	100%	$3.71

        A $1.00 increase (decrease) in the assumed initial public offering price of $5.24 per share would increase (decrease) the total consideration paid by new investors by $11.5 million (representing a 4.3% increase or a 5.1% decrease, as the case may be), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        Because the number of common shares that will be issued upon conversion of the Series E preferred stock depends upon the initial public offering price per share in this offering, the actual number of common shares issuable upon such conversion will likely differ from the respective number of shares set forth above.

        The number of shares purchased from us by existing stockholders is based on 26,297,243 shares of common stock outstanding as of June 30, 2011 (on a pro forma basis), and excludes:

  •
  1,164,072 shares of common stock issuable upon the exercise of outstanding options under our 2000 Plan as of June 30, 2011 having a weighted average exercise price of $0.90 per share;
  •
  5,349,895 shares of common stock issuable upon the exercise of outstanding options under our 2009 Plan as of June 30, 2011 having a weighted average exercise price of $1.50 per share, which includes 106,078 shares of common stock issuable upon the exercise of options that were issued in connection with our acquisition of the minority interest in BPS in exchange for outstanding options to purchase the Series B common stock of BPS;
  •
  1,535,986 additional shares of common stock reserved for future issuance under our 2009 Plan as amended and restated, plus any annual increases in the number of shares of common stock reserved for future issuance under this plan pursuant to the "evergreen provision" in such plan, as more fully described in the "Executive Compensation—Employee Benefit Plans—2009 Equity Incentive Plan" section of this prospectus, of which 887,500 shares of common stock are issuable upon the exercise of options that have been approved by the Company's Board of Directors through July 29, 2011 and will be granted effective concurrently with the completion of this offering or as of December 31, 2011, if later; and

December 31, 2010; therefore the December 31, 2010 value was used to measure the stock option award. These options grants are expected to result in the recognition of approximately $210,000 in share-based compensation expense during the year ended December 31, 2011.

(6)
Certain options approved on April 14, 2011 are not reflected in the disclosure in note 13 of the financial statements for the period ended June 30, 2011 as the measurement date had not yet occurred under GAAP. The GAAP Measurement Date will not occur until the earlier of the completion of the Company's initial public offering or December 31, 2011. The exercise price for these options will be the initial public offering price, which is assumed to be $5.24 per share, which is the midpoint of the price range listed on the cover of this prospectus; therefore the assumed initial public offering price was used to measure the stock option award. These option grants are expected to result in the recognition of approximately $418,000 in share-based compensation expense during the year ended December 31, 2011.

(7)
Subsequent to June 30, 2011, certain options were approved on July 29, 2011 and are not reflected in the disclosure in note 13 of the financial statements for the period ended June 30, 2011. The exercise price for these options will be the initial public offering price, which is assumed to be $5.24 per share, which is the midpoint of the price range listed on the cover of this prospectus; therefore the assumed initial public offering price was used to measure the stock option award. These option grants are expected to result in the recognition of approximately $26,000 in share-based compensation expense during the year ended December 31, 2011.

        The following table summarizes the significant assumptions used by our valuation consultant in the PWERM pricing model used to determine the fair value of our common stock as of the date indicated.

	12/31/2008	12/31/2009	3/31/2010	6/30/2010	9/30/2010	12/31/2010
PWERM weightings
Private company	20.0%	20.0%	20.0%	20.0%	25.0%	30.0%
Merger or acquisition	30.0%	30.0%	30.0%	30.0%	25.0%	15.0%
Initial Public Offering	5.0%	30.0%	30.0%	30.0%	40.0%	45.0%
Liquidation	45.0%	20.0%	20.0%	20.0%	10.0%	10.0%
Value by method
Private company scenario	0.71	1.66	1.78	2.10	4.22	4.67
Merger or acquisition	2.25	2.95	2.92	3.09	4.68	5.81
Initial Public Offering	2.65	2.67	2.82	2.99	4.48	5.55
Liquidation	—	—	—	—	—	—
Weighted value
Private company scenario	0.14	0.33	0.36	0.42	1.06	1.40
Merger or acquisition	0.68	0.89	0.88	0.93	1.17	0.87
Initial Public Offering	0.13	0.80	0.85	0.90	1.79	2.50
Liquidation	—	—	—	—	—	—

	0.95	2.02	2.08	2.25	4.02	4.77

Lack of marketability discount	45%	30%	30%	15%	15%	0%

        The estimated per share fair value of our common stock increased from January 1, 2009 to December 31, 2009 from $0.95 to $2.02. This increase in estimated fair value primarily reflected operational factors, including advancement of Hyperacute Lung, Hyperacute Pancreas and Hyperacute Melanoma Phase 2 clinical trials and concurrent increases in our enrollment for these trials from 20 patients in 2008 to 71 patients in 2009. We also initiated the treatment phase of our Phase 1 clinical trial in D-1MT. Data on D-1MT was presented at the annual meeting of the American Society of Clinical Oncologists, or ASCO, during this period. The increase is also due to our improving financial strength. During this period, BPS signed a $3.7 million contract with the federal government to study HyperAcute technology in the infectious disease setting. We also raised an additional $12 million in our existing Series C preferred stock financing and $7.5 million in a new Series D preferred stock financing. External factors that increased the estimated fair value included Dendreon Corporation's announcement that its Provenge immunotherapy product candidate demonstrated a survival benefit in its Phase 3 clinical trial.

        The estimated per share fair value of our common stock increased from January 1, 2010 to March 31, 2010 from $2.02 to $2.08. This increase primarily reflected continued progress in our ongoing clinical trials, including the receipt of the FDA's letter of concurrence related to our Special Protocol Assessment request for our HyperAcute Pancreas Phase 3 clinical trial.

        The estimated per share fair value of our common stock increased from January 1, 2009 to December 31, 2009 from $0.95 to $2.02. This increase in estimated fair value primarily reflected operational factors, including advancement of Hyperacute Lung, Hyperacute Pancreas and Hyperacute Melanoma Phase 2 clinical trials and concurrent increases in our enrollment for these trials from 20 patients in 2008 to 71 patients in 2009. We also initiated the treatment phase of our Phase 1 clinical trial in D-1MT. Data on D-1MT was presented at the annual meeting of the American Society of Clinical Oncologists, or ASCO, during this period. The increase is also due to our improving financial strength. During this period, BPS signed a $3.7 million contract with the federal government to study HyperAcute technology in the infectious disease setting. We also raised an additional $12 million in our existing Series C preferred stock financing and $7.5 million in a new Series D preferred stock financing. External factors that increased the estimated fair value included Dendreon Corporation's announcement that its Provenge immunotherapy product candidate demonstrated a survival benefit in its Phase 3 clinical trial.

        The estimated per share fair value of our common stock increased from January 1, 2010 to March 31, 2010 from $2.02 to $2.08. This increase primarily reflected continued progress in our ongoing clinical trials, including the receipt of the FDA's letter of concurrence related to our Special Protocol Assessment request for our HyperAcute Pancreas Phase 3 clinical trial.

        The estimated per share fair value of our common stock increased from April 1, 2010 to June 30, 2010 from $2.08 to $2.25 per share. This increase primarily reflected the encouraging data received from our ongoing HyperAcute Pancreas and HyperAcute Melanoma Phase 2 clinical trials and acceptance for presentation at the ASCO annual meeting in June 2010. We also treated our first patient in our HyperAcute Pancreas Phase 3 clinical trial during this period. In addition, prior to 2010, we had manufactured all of our HyperAcute cancer immunotherapy product candidates in a small good manufacturing practice, or GMP, laboratory setting and in April 2010, we began to occupy our first commercial scale GMP manufacturing facility. External factors that affected estimated fair value during this period included the FDA's May 2010 approval of Dendreon Corporation's Provenge.

        The estimated per share fair value of our common stock increased from July 1, 2010 to September 30, 2010 from $2.25 to $4.02 per share. This increase was primarily due to our initiating the process associated with this offering with an organizational meeting on September 8, 2010. Additionally, in July 2010, we negotiated acceleration of the development milestones associated with our prior acquisition of OncoRx Corporation.

        The estimated per share fair value of our common stock increased from October 1, 2010 to December 31, 2010 from $4.02 to $4.77 per share. This increase is due to many factors. As of December 31, 2010, we had nearly completed follow-up data on the HyperAcute Pancreas Phase 2 clinical trial, which was used to support our ongoing HyperAcute Pancreas Phase 3 clinical trial. In December 2010, we negotiated the acquisition of the noncontrolling interest in BPS. In October 2010, we received both Orphan Drug and Fast Track designations from the FDA for HyperAcute Pancreas. In December 2010, we raised $7.7 million in a new Series E preferred stock financing and completed the initial filing of our Registration Statement on Form S-1 associated with this offering. As of December 31, 2010, we had enrolled 60 patients and initiated 30 sites in our ongoing HyperAcute Pancreas Phase 3 clinical trial.

        The estimated per share fair value of our common stock increased from $4.77 per share on January 1, 2011 to $5.24 per share as of the closing of this offering, which is the midpoint of the price range listed on the cover page of this prospectus. In January 2011, we received encouraging 12 month follow-up data on the full patient cohort of our HyperAcute Pancreas Phase 2 clinical trial, which was presented at the ASCO Gastro-Intestinal clinical symposium. Additionally, as of September 2011, patient enrollment in the HyperAcute Pancreas Phase 3 clinical trial is currently ahead of schedule, which could advance completion of the first interim analysis.

        Based on an assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding at December 31, 2010, would have been $             million, of which $             million and $             million related to stock options that were vested and unvested, respectively, at that date.

Results of Operations

Six Months Ended June 30, 2011 and 2010

        Revenues.    Revenues for the six months ended June 30, 2011 were $1.1 million, increasing from $730,000 for the same period in 2010. The increase in revenue of $370,000 was due to increased progress on research by BPS under various DOD contracts and NIH grants.

        Research and Development Expenses.    Research and development expenses for the six months ended June 30, 2011 were $7.0 million, increasing from $5.7 million for the same period in 2010. The $1.3 million increase was primarily due to a $540,000 increase in equipment and supplies costs including direct development expenses for our clinical trial activities and other expenses, accompanied by a $360,000 increase in personnel-related expenses and a $380,000 increase in depreciation and amortization expense.

        General and Administrative Expenses.    General and administrative expenses for the six months ended June 30, 2011 were $2.5 million, increasing from $2.3 million for the same period in 2010. The $168,000 increase was primarily due to a $152,000 increase in personnel expenses, a $16,000 increase in occupancy-related and other costs.

        Interest Income and Expense.    Interest expense for the six months ended June 30, 2011 was $15,000, compared to $19,000 for the same period in 2010. Interest income for the six months ended June 30, 2011 was $8,000, compared to $23,000 for the same period in 2010. The $15,000 decrease was due to a decrease in interest rates partially offset by an increase in our average cash balances.

        Other Income (Expense).    Miscellaneous income, net for the six months ended June 30, 2011 was $1,000, compared to $8,000 for the same period in 2010.

NewLink Genetics Corporation and Subsidiary
(A Development Stage Enterprise)

Consolidated Balance Sheets (Continued)

(In thousands, except share and per share data)

	December 31,			Pro forma Equity at June 30, 2011
			June 30, 2011
	2009	2010
			(unaudited)	(unaudited) (Note 2)
Liabilities and Equity
Current liabilities:
Accounts payable	$1,080	$552	$313
Accrued expenses	1,176	1,554	1,383
Deferred rent	947	951	932
Notes payable to Iowa Department of Economic Development	—	—	6,000
Obligations under capital leases	35	116	122
Current portion of long term debt	—	91	93
Deposits on restricted shares	3	1	—

Total current liabilities	3,241	3,265	8,843

Long term liabilities:
Notes payable to Iowa Department of Economic Development	6,000	6,000	—
Notes payable to Iowa State University Research Park	—	642	594
Notes payable to City of Ames	—	300	300
Obligations under capital leases	78	145	151

Total long-term liabilities	6,078	7,087	1,045

Total liabilities	9,319	10,352	9,888

Redeemable preferred stock, $0.01 par value:
Authorized shares—14,327,777 at December 31, 2009, 15,327,777 at December 31, 2010 and June 30, 2011 and 0 at June 30, 2011 pro forma; issued and outstanding shares—13,200,436 at December 31, 2009, 13,417,435 at December 31, 2010 and 13,850,113 at June 30, 2011 and 0 at June 30, 2011 pro forma; liquidation preference—$54,136 at December 31, 2009, $61,782 at December 31, 2010 and $75,303 at June 30, 2011 and $0 at June 30, 2011 pro forma	54,134	61,745	75,272	—
Equity:
Blank check preferred stock, $0.01 par value: Authorized shares—1,388,889 at December 31, 2009 and 2010 and June 30, 2011 pro forma; issued and outstanding shares—0 at December 31, 2009 and 2010 and June 30, 2011 pro forma	—	—	—	—
Series A preferred stock, $0.01 par value: Authorized shares—450,000 at December 31, 2009 and 2010 and June 30, 2011 and 0 at June 30, 2011 pro forma; issued and outstanding shares—420,000 at December 31, 2009 and 2010 and June 30, 2011 and 0 at June 30, 2011 pro forma; liquidation preference—$1,050 at December 31, 2009 and 2010 and June 30, 2011 and $0 at June 30, 2011 pro forma	1,030	1,030	1,030	—
Common stock, $0.01 par value: Authorized shares—32,000,000 at December 31, 2009 and 38,833,334 at December 31, 2010 and June 30, 2011 and June 30, 2011 pro forma; issued and outstanding shares—6,671,401 at December 31, 2009, 7,618,973 at December 31, 2010, 7,662,222 at June 30, 2011 and 26,297,243 at June 30, 2011 pro forma	67	76	77	263
Additional paid-in capital	2,979	7,334	2,728	78,844
Notes receivable for common stock	(38)	(13)	—	—
Deficit accumulated during the development stage	(47,176)	(63,389)	(71,680)	(71,680)

Total NewLink Genetics shareholders' (deficit) equity	(43,138)	(54,962)	(67,845)	7,427
Equity attributable to noncontrolling interests	2,352	2,943	—	—

Total (deficit) equity	(40,786)	(52,019)	(67,845)	$7,427

Commitments
Total liabilities and deficit	$22,667	$20,078	$17,315

See accompanying notes to consolidated financial statements.

NewLink Genetics Corporation and Subsidiary
(A Development Stage Enterprise)

Consolidated Statements of Operations

(In thousands, except share and per share data)

				Cumulative from June 4, 1999 (inception) through December 31, 2010
	Year Ended December 31,
	2008	2009	2010
Grant revenue	$633	$934	$2,079	$3,845
Operating expenses:
Research and development	5,790	7,578	12,666	46,063
General and administrative	3,938	3,705	6,074	24,156

Total operating expenses	9,728	11,283	18,740	70,219

Loss from operations	(9,095)	(10,349)	(16,661)	(66,374)
Other income and expense:
Miscellaneous income	42	19	71	353
Forgiveness of debt	—	—	—	449
Interest income	213	132	75	1,742
Interest expense	(2)	(9)	(47)	(101)

Other income (expense), net	253	142	99	2,443

Net loss	(8,842)	(10,207)	(16,562)	(63,931)

Less net loss attributable to noncontrolling interest	—	233	349	582

Net loss attributable to NewLink	$(8,842)	$(9,974)	$(16,213)	$(63,349)

Net loss attributable to common stockholders	$(8,842)	$(9,974)	$(16,213)	$(63,349)

Net loss per share, basic and diluted	$(1.35)	$(1.50)	$(2.30)

Weighted-average shares outstanding, basic and diluted	6,541,520	6,635,986	7,039,895

Pro forma net loss per share, basic and diluted (unaudited) (note 2)			$(0.63)

Weighted-average pro forma shares outstanding, basic and diluted (unaudited) (note 2)			25,674,916

See accompanying notes to consolidated financial statements.

NewLink Genetics Corporation and Subsidiary
(A Development Stage Enterprise)

Consolidated Statements of Operations

(In thousands, except share and per share data)

(unaudited)

			Cumulative from June 4, 1999 (inception) through June 30, 2011
	Six Months Ended June 30,
	2010	2011
Grant revenue	$730	$1,141	$4,986
Operating expenses:
Research and development	5,696	6,975	53,038
General and administrative	2,284	2,452	26,608

Total operating expenses	7,980	9,427	79,646

Loss from operations	(7,250)	(8,286)	(74,660)
Other income and expense:
Miscellaneous income	8	1	354
Forgiveness of debt	—	—	449
Interest income	23	8	1,750
Interest expense	(19)	(15)	(116)

Other income (expense), net	12	(6)	2,437

Net loss	(7,238)	(8,292)	(72,223)

Less net loss attributable to noncontrolling interest	151	1	583

Net loss attributable to NewLink	(7,087)	(8,291)	(71,640)

Net loss attributable to common stockholders	$(7,087)	$(8,291)	$(71,640)

Net loss per share, basic and diluted	$(1.06)	$(1.08)

Weighted-average shares outstanding, basic and diluted	6,709,969	7,647,231

Pro forma net loss per share, basic and diluted		$(0.32)

Weighted-average pro forma shares outstanding, basic and diluted		26,282,252

See accompanying notes to consolidated financial statements.

NewLink Genetics Corporation and Subsidiary
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2011, for the six-month periods ended
June 30, 2011 and 2010, and for the cumulative period June 4, 1999
(inception) through June 30, 2011 is unaudited)

organizations that conduct and manage clinical trials on behalf of the Company. The Company does not expect its estimates to be materially different from amounts actually incurred.

(j) Pro Forma Stockholders' Equity (Unaudited)

        In October 2010, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) to sell shares of its common stock to the public in an IPO. The Company filed an initial S-1 registration statement with the SEC on December 21, 2010. The pro forma data gives effect to: (i) the issuance of 55,238 shares of Series E preferred stock in connection with our acquisition of the minority interest in our majority owned subsidiary, BPS, which were issued on August 12, 2011 after the closing of the acquisition; (ii) the conversion of all of our outstanding convertible preferred stock into an aggregate of 18,590,926 shares of common stock, which will take place automatically upon the closing of this offering in accordance with the terms of our preferred stock; and (iii) the issuance of 44,095 shares of common stock payable as dividends on shares of Series AA preferred stock issuable as of August 31, 2011. Pro forma equity includes the effect of this transaction as if it occurred on June 30, 2011 at the assumed initial public offering price of $5.24 per share, which is midpoint of the price range listed on the cover page of this prospectus. Pro forma net loss per share and weighted-average pro forma shares outstanding include the effect of this transaction as if it occurred on January 1, 2010.

(k) Research and Development

        Research and development costs are expensed as incurred. Certain research and development expenses are refundable from the state of Iowa without regard to income. State research and development credits of $140,000, $230,000, $170,000, $272,000, $1.6 million, and $1.7 million at June 30, 2011, December 31, 2010, 2009, and 2008, from inception through December 31, 2010 and since inception through June 30, 2011, respectively, are reflected as a reduction of research and development expenses on the accompanying consolidated statements of operations.

(l) Patents

        The Company generally applies for patent protection on processes and products. Patent application costs are expensed as incurred as a component of research and development expense, as recoverability of such expenditures is uncertain.

NewLink Genetics Corporation and Subsidiary
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2011, for the six-month periods ended
June 30, 2011 and 2010, and for the cumulative period June 4, 1999
(inception) through June 30, 2011 is unaudited)

        The following table presents the computation of basic and diluted net loss per common share (in thousands, except per share data):

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
Historical net loss per share
Numerator
Net loss attributable to common stockholders	$(8,842)	$(9,974)	$(16,213)	$(7,087)	$(8,291)

Denominator
Weighted-average common shares outstanding	6,542	6,636	7,040	6,710	7,647

Denominator for basic and diluted net loss per share	6,542	6,636	7,040	6,710	7,647

Basic and diluted net loss per share	$(1.35)	$(1.50)	$(2.30)	$(1.06)	$(1.08)
Pro forma net loss per common share (unaudited)
Numerator
Net loss attributable to common stockholders			(16,213)		(8,291)

Net loss used to compute pro forma net loss per share			(16,213)		(8,291)

Denominator
Basic and diluted weighted-average common shares, as used above			7,040		7,647

Weighted-average shares used in computing pro forma basic and diluted net loss per common share			25,675		26,282

Pro forma basic and diluted net loss per common share			$(0.63)		$(0.32)

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Summary Financial Data
DILUTION
NewLink Genetics Corporation and Subsidiary (A Development Stage Enterprise) Consolidated Balance Sheets (Continued) (In thousands, except share and per share data)
NewLink Genetics Corporation and Subsidiary (A Development Stage Enterprise) Consolidated Statements of Operations (In thousands, except share and per share data)
NewLink Genetics Corporation and Subsidiary (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Continued) (Information as of June 30, 2011, for the six-month periods ended June 30, 2011 and 2010, and for the cumulative period June 4, 1999 (inception) through June 30, 2011 is unaudited)